Helus Pharma Strengthens Scientific Advisory Board with Addition of Dr. Robert Langer and Dr. Stephen Brannan

•Addition of globally recognized leaders in translational science and clinical development as the Company advances its pipeline towards key inflection points

NEW YORK & TORONTO – April 23, 2026 – Helus Pharma™ (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the addition of Dr. Robert Langer and Dr. Stephen Brannan to its Scientific Advisory Board.

Helus Pharma’s Scientific Advisory Board supports the Company’s commitment to advancing its pipeline through disciplined drug development and scientific rigor. The addition of Dr. Langer and Dr. Brannan reflects the Company’s continued focus on grounding innovation in robust clinical evidence as it advances programs designed to address significant unmet needs in mental health. The Scientific Advisory Board is chaired by Dr. Freda Lewis-Hall, former Executive Vice President and Chief Medical Officer at Pfizer, who provides leadership across clinical development strategy, regulatory engagement, and translational execution.

“Strengthening our Scientific Advisory Board with these two leaders is a major milestone as we advance our pipeline,” said Eric So, interim chief executive officer of Helus Pharma. “Dr. Langer is globally recognized for translating groundbreaking science into therapies that reach patients, and Dr. Brannan brings decades of leadership in advancing central nervous system (“CNS”) programs through clinical development. Their complementary expertise strengthens our scientific foundation as we progress our novel serotonergic agonists, including HLP003 for major depressive disorder and HLP004 for generalized anxiety disorder.”

“I’ve always believed that the work I do should ultimately translate into real impact for patients,” said Dr. Robert Langer. “Helus Pharma is advancing innovative approaches to mental health through disciplined clinical development and thoughtful application of new science. The company’s commitment to transforming novel discoveries into meaningful therapies aligns strongly with how I approach research, innovation, and helping people.”

“There remains significant unmet need in serious psychiatric disorders, and advancing new therapies requires rigorous clinical development and careful execution,” said Dr. Stephen Brannan. “Helus Pharma’s commitment to disciplined science and scalable treatment models aligns closely with my experience in bringing CNS therapies through development, and I look forward to supporting the advancement of its pipeline.”

Dr. Robert Langer is a world-renowned leader in biotechnology and drug delivery. He leads Langer Lab, the largest biomedical engineering laboratory in the world. Dr. Langer has authored more than 1,600 scientific papers and holds over 1,500 issued and pending patents worldwide. He has helped found more than 40 biotechnology companies, including Moderna, Inc., and has received more than 220 major awards for his work, including the Queen Elizabeth Prize for Engineering, the United States National Medal of Technology and Innovation, and the United States National Medal of Science.

Dr. Stephen Brannan is a physician-scientist and clinical development leader with extensive expertise in CNS therapeutics. He is the former Chief Medical Officer at Karuna Pharmaceuticals, where he oversaw clinical development of innovative therapies targeting serious psychiatric disorders. Previously, Dr. Brannan served as Vice President and Therapeutic Area Lead for Neuroscience Clinical Development at Takeda Pharmaceuticals, where he led development programs focused on mood and anxiety disorders. Across his career, Dr. Brannan has played a pivotal role in advancing novel CNS therapies through clinical development, regulatory engagement, and late-stage execution.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

George Tziras
Chief Business Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562